

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION


03040101

November 13, 2003

Act	Securities Exchange Act of 1934
Section	§15
Rule	15c3-3
Public Availability	12/4/03

Mr. Mark Katzelnick
SVP & Treasurer
National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281

Re: Application to Establish an Omnibus Account

Dear Mr. Katzelnick:

We have received your letter dated October 7, 2003, in which you request on behalf of National Financial Services LLC ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about November 17, 2003, the Applicant will begin clearing the customer accounts of Carroll & Koster, Ltd., Charles Schwab & Co. Inc., Cheevers & Company, INC., Fidentia Investment Services Co. S.A., Financorp Group International Corporation, Gilbert, Doniger & Co., Inc., Heights Partners, Inc., Interpacific Investors Services, Inc., JFD Securities, Inc., SLL Securities, and Surety Financial Services which currently clear their customer accounts through Correspondent Services Corporation clearing through UBS Financial Services, Inc. ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

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(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Kathryn Mahoney, NYSE

TKM/mbs





NATIONAL FINANCIAL
Services LLC

National Financial Services LLC
200 Liberty St., NY5A5
NY, NY 10281

Telephone (212) 335-5203

October 7, 2003

Mr. Michael Macchiaroli

Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW. Stop 10-1
Washington, DC. 20549
By FAX 202-942-9553 original to follow

Dear Mr. Macchiaroli:

Pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(c)(7), this letter constitutes this firm's request to have securities carried in a specific omnibus account used for the transfer of customer accounts to be considered a control location for a period of 30 business days from the date that the account is entered on our books and records.

At the opening of business on Monday, November 17, 2003, National Financial Services LLC ("NFS LLC") will begin clearing the customer securities accounts belonging to (See attached list) on a fully disclosed basis.

Currently, these firms clear their customer securities accounts on a fully disclosed basis through Correspondent Services Corporation (CSC) clearing through UBS Financial Services, Inc. Accordingly, the accounts will be transferred to NFS LLC from CSC clearing through UBS Financial Services, Inc. via a tape to tape conversion after the close of business on Friday, November 14, 2003.

NFS LLC periodically utilizes omnibus accounts to facilitate the prompt and orderly transfer of customer accounts in bulk from another broker-dealer. In conjunction with these conversions, NFS LLC:

Assumes the responsibility to clear all transactions in the customer accounts being transferred;



Michael Macchiaroli
October 7, 2003

Reflects on its books and records all securities positions and money balances previously held by the delivering broker-dealer, with any securities not yet transferred "located" in the omnibus account;

Maintains possession or control of all fully paid and excess margin securities held long and treats any money balances as customer related in the weekly reserve formula, and

Obtain written assurances from the delivering broker-dealer that it will: (i) for the purposes of Rule 15c3-3 treat the omnibus account as fully paid securities; and (ii) promptly deliver the securities to NFS LLC.

In order for NFS LLC to be in compliance with the possession and control requirements of SEC Rule 15c3-3, it is necessary for the omnibus account to be considered a control location. Accordingly, we respectfully request that the Commission designate this account as a control location as defined in Rule 15c3-3.

Please contact Giulio Frasciello at (212) 335-5203 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Very truly yours,

Mark Katzelnick
SVP & Treasurer
(212) 335-5549

SH:sp

CORRESPONDENT FIRM NAME:	ADDRESS	CITY	STATE	ZIP	TAX ID#:
Carroll & Koster, Ltd.	Wallestein 49 1081 BC	Amsterdam	BC	1081	Foreign
Charles Schwab & Co. Inc.	101 Montgomery Street	San Francisco	CA	94101	94-1737782
Cheevers & Company, INC.	440 S. Lasalle Blvd. Suite 415	Chicago	IL	60605	36-3929817
Fidentia Investment Services Co. S.A.	39 Panepistimiou Ave, 3rd Fl	Athens	Greece	10557	Foreign
Financorp Group International Corporation	450 Park Avenue - Suite 1402	New York	NY	10022	
Gilbert, Doniger & Co., Inc.	825 Third Avenue - 40th Floor	New York	NY	10022	13-2915633
Heights Partners, Inc.	25 Broad Street, Suite 9F	New York	NY	10004	11-2715339
Interpacific Investors Services, Inc.	2623 Second Avenue	Seattle	WA	98121	91-0853082
JFD Securities, Inc.	534 Hawarden Road	Springfield	PA	19064	23-3075272
SLL Securities	61 Broadway, Suite 2805	New York	NY	10006	13-3429036
Surety Financial Services	3375 Park Avenue, Suite 3006	Wantagh	NY	11793	11-2814158